UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 20, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
February 20, 2003

Item 5. Other Events and Regulation FD Disclosure

On February 20, 2003, First Midwest Bancorp, Inc. issued a press release announcing the declaration of a quarterly cash dividend on its common stock of $0.19 per share. This press release, dated February 20, 2003, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated February 20, 2003.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Regulation FD Disclosure

   Item 12.   Disclosure of Results of Operations and Financial Condition

SIGNATURES

Pursuant to the requirements of the Securitie s Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 First Midwest Bancorp, Inc.
                                       _____
                                                        (Registrant)

Date: February 20, 2003   /s/ MICHAEL L. SCUDDER
                                       _____
                                                   Michael L. Scudder
                                                Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: Steven H. Shapiro
(630) 875-7345
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

FIRST MIDWEST BANCORP DECLARES

FIRST QUARTER DIVIDEND

ITASCA, IL, FEBRUARY 20, 2003 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced the declaration of a quarterly cash dividend on its common stock of $0.19 per share. The new quarterly cash dividend will be payable on April 22, 2003 to shareholders of record on March 28, 2003 and represents the 81st consecutive quarterly dividend distribution since the Company's formation in 1983.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 70 offices located in more than 40 communities primarily in northern Illinois.

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